EXHIBIT 2.5
                           JOINT DEVELOPMENT AGREEMENT


Milestone Technology Inc. of 1820 East 17th Street, Idaho Falls, Idaho, 83404, owners of certain Security Technologies, hereinafter referred to as Milestone. And View Systems, Inc. of 1100 Wilso Drive, Baltimore, MD owners of certain video security technologies, hereinafter referred to as View.

     WHEREAS, Milestone has obtained and developed a proprietary "Concealed Weapons and Metal Detector" (CWD) product, and is desirous of entering into a joint development agreement (JDA) for the purpose of combining Milestone technology with View technology, to develop a more comprehensive product.

     WHEREAS, View is established in digital video, character and facial recognition in the security industry, they desire to collaborate with Milestone to enhance the "Concealed Weapons and Detection System" product and other products produced by View.

SCOPE OF AGREEMENT -

Prior to the development efforts the parties agree that funding will be needed. For Milestone, approximately $1M will be required to expense earlier technology development and proceed with development of enhanced and integrated technology. Milestone will contribute 6% of their stock as in-kind value for this development effort and View will provide a minimum of 500,000 shares of its common stock as an exchange of like kind.

View will register the above shares in a public filing for funding purposes.

Phase I:

A scope of work will then be developed to define enhanced products or integrated products to be marketed by either or both Milestone and View.

Phase II:

This phase of development will include the actual physical and electrical integration of both View and Milestone technologies.

SCHEDULE:

A definitive project plan will be developed immediately following availability of funds, via sale of View Systems, Inc. stock by Milestone. Milestone reserves the right to review any documents which will be filed with SEC regarding this transaction. And also determine when the View Systems, Inc. stock will be sold and at what price. Funds will be directed as needed for prototype product engineering, software development and packaging efforts as well as ancillary procurement of parts, inventory and related operating expenses. If, within a one-year period from the date of this agreement, the View System stock is not sold by Milestone, View Systems, Inc., agrees to return 3% (or half of the amount described above,) of the Milestone stock to Milestone. Similarly, Milestone will retain the View Systems, Inc. stock for an undetermined period.

Phase II Start Date: TBD, by View and Milestone.

APPROVALS:                            DATE: December 4, 2001



/s/
----------------------------------    ------------------------------------------
Milestone Technology, Inc.            View Systems, Inc.